Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

September 24, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 20, 2026, The Nasdaq Stock Market (the "Exchange") received from Tidal Trust IV (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Portfolio Building Block World Ex US Industrials ETF
Portfolio Building Block US Banks ETF
Portfolio Building Block World Consumer Staples ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi

The Nasdaq Stock Market LLC, 805 King Farm Boulevard, Rockville, MD, 20850